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EXHIBIT 4(q)


                                        September 12, 1997

Mr. Charles G. Emley, Jr.
Chief Executive Officer
Pico Products, Inc.
12500 Foothill Boulevard
Lakeview Terrace, CA  91342

          RE:  THE SINKLER CORPORATION - PICO PRODUCTS, INC.

Dear Charles:

          The purpose of this letter is to confirm our agreement with respect to the issuance and sale by Pico Products, Inc., a New York corporation (hereinafter "Pico"), of 165 shares of Series B Redeemable Preferred Shares (the "Stock") to The Sinkler Corporation, a Delaware Corporation ("Sinkler"), and I am writing you as Vice-President of Sinkler pursuant to the authority of its Board of Directors, evidence of which will be delivered at or prior to Closing (as hereinafter defined). A substantial reason for the willingness of Sinkler to make this investment in the Stock of Pico is the willingness of Allied Capital to make an equity/debt investment in Pico (the "Allied Transaction") on substantially the terms and in the amounts set forth in a certain letter dated July 15, 1997 (the "Allied Letter") from Allied to you, and, therefore, the affirmative covenants and undertakings that Sinkler will require of Pico are intended to be equivalent to those provided to Allied by Pico, thereby reducing the administrative burden of the transaction to Pico.

          Subject to the foregoing and the mutual covenants herein contained and for and in consideration of their mutual obligations herein set forth, Sinkler and Pico, intending to be legally bound, agree as follows:

     1. THE PURCHASE. Sinkler agrees at Closing to deliver to Pico the sum of One Hundred Sixty Five Thousand ($165,000) Dollars in the form of a cashier's check made payable to Pico's order or wire transfer to an account designated by Pico. Pico at Closing will deliver to Sinkler one or more certificates representing in the aggregate one hundred sixty-five (165) shares of the Stock issued in the name of Sinkler. Sinkler further agrees to deliver to Pico at Closing the sum of ten dollars ($10.00) in the form of a check payable to Pico's order or wire transfer to an account designated by Pico as consideration for the purchase by Sinkler of warrants (the "Warrants") to purchase 144,200 Pico common shares from Pico together with certain contingent warrants to purchase Pico common shares under certain circumstances. The designations, powers, preferences and rights, and the qualifications, limitations and restrictions of the Stock are set forth in the Designation Statement attached to this letter as Exhibit "A" and are generally described below in this letter. It is understood that in the event there shall be any inconsistency between the Designation Statement and this letter, the provisions of the Designation Statement shall be controlling.


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              A.     The Stock will impose on Pico the obligation to declare
quarterly dividends, payable at a rate of ten percent (10%) per annum, with the option of Sinkler to receive Pico common shares (the "Dividend Shares") in lieu of the payment of any cash dividend otherwise payable, upon written notification by Sinkler to Pico thirty days prior to the scheduled dividend payment date. If Sinkler exercises the option to take Dividend Shares, the number of such Dividend Shares shall be determined in the manner set forth in the Designation Statement. All unpaid cash dividends shall be cumulative.
In the event that Pico exercises its option to delay payment of a quarterly dividend (as provided in the Designation Statement), Pico will pay Sinkler interest on the amount of the delayed dividend payment at an annual rate equal to First Union Bank's prime rate as in effect from time to time during the delay in payment. The Stock will be redeemable according to the following schedule:

          All outstanding shares on or before September 28, 2000.

Notwithstanding the foregoing, Pico may call all or any portion of the Stock for redemption at any time without penalty. The Stock will have preference in liquidation or in any bankruptcy or reorganization proceeding ahead of the common stock. Sinkler acknowledges that Pico will not make any payment of any dividend or any amount on account of a redemption of the Stock during any period of time when there shall exist an event of default under the Allied Agreement.

              B. The Warrants will be separate and detachable, and exercisable for a period of six (6) years after Closing or 36 months from the final payment on the subordinated debentures issued by Pico pursuant to the Allied Transaction, whichever is later. The exercise price will be equal to the average closing price for the 90 calendar days preceding the date which is 120 calendar days following the date of filing with the SEC of the Company's Form 10-K for the fiscal year ended July 31, 1997 (the "Pricing Date"). In the event that any or a portion of the Warrants are exercised prior to the Pricing Date, the per share exercise price will be equal to the average trading price for the 90 calendar days preceding the actual date of exercise (the "Preliminary Exercise Price"), subject to adjustment based on the actual Exercise Price on the Pricing Date, provided that at the time of such determination, the Common Stock is traded in the over-the-counter market or on a national or regional securities exchange. In the event there is no closing price on any day during such 90 day period, then the average of the most recent bid and asked price shall be used as the price for such day for purposes of calculating the Exercise Price. The Warrants will give Sinkler the same registration rights, rights to obtain additional warrants and anti-dilution protection as given to Allied under the Allied Transaction, provided that Sinkler shall only exercise its demand registration rights in conjunction with Allied.

     2. CONDITION PRECEDENT TO SINKLER'S OBLIGATIONS. Sinkler's obligations under this Agreement shall depend and be conditioned upon (i) Pico's completion of the Allied Transaction on substantially the terms and conditions set forth in the Allied Letter and (ii) the

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sale to Sinkler by Allied of 35,000 shares of the Common Stock of Pico at a price of $.286 per share.

     3. WAIVER OF ANTI-DILUTION RIGHTS. Sinkler hereby waives its rights to "Anti-Dilution Adjustments" under Section 4 of the Stock Purchase Warrant dated November 21, 1996 (the "Prior Warrant") with respect to the issuance by Pico of the Stock, Warrants and the common shares to be received upon exercise of the Warrants, hereinafter referred to as the "Warrant Shares." Except for the specific waiver contained in this Section 3, Sinkler's rights to anti-dilution protection under the Prior Warrant remain in full force and effect and Sinkler is under no obligation to grant any further waivers thereof.

     4. CALL PROVISION. Within 90 days after all of the Obligations have been fully paid, the Parent may purchase from the Holders up to 30,000 shares of the Warrant Shares, at a price per share equal to $3.00, or, if the Warrants have not been exercised, may have the right to purchase up to 30,000 shares of Warrants, at a price per share equal to $3.00 less the exercise price per share.

    5.    REPRESENTATIONS AND WARRANTIES.

               A. Pico hereby makes the same representations and warranties to and for the benefit of Sinkler as are contained in Article III of the Investment Agreement, dated today, between Allied Capital International Corporation and certain affiliates, as the investors, and Pico and certain affiliates (the "Allied Agreement"). In addition Pico represents and warrants to Sinkler that
(i) this agreement and the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Pico; and (ii) this Agreement and the Warrants constitute the valid and binding obligations of Pico, enforceable in accordance with their respective terms.

              B. Sinkler hereby represents and warrants to Pico that it (i) is acquiring the Stock and the Warrants (and will acquire the Warrant Shares) for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof; (ii) understands that the Stock, the Warrants, and the Warrant Shares have not been registered under the Securities Act of 1933 (the "Act"), as amended, by reason of their issuance in a transaction exempt from the registration requirements of the Act pursuant to Section 4(2) thereof and may not be offered or sold except pursuant to an effective registration statement or an available exemption from the registration requirements under the Act; and (iii) is an "accredited investor" as defined in Regulation D as promulgated under the Act. Sinkler agrees that certificates representing the Stock, the Warrants, and the Warrant Shares will bear restrictive legends to the effect of clause (ii) of the preceding sentence and that Pico may require an opinion of counsel, in form and substance reasonably satisfactory to Pico, to the effect that any proposed transfer will not result in any violation of the Act and the rules and regulations thereunder.


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     6.   AFFIRMATIVE COVENANTS.   As long as the Stock has not been
redeemed, Pico will make the following covenants:

               A. PROJECTIONS. Pico agrees to supply the same projections to Sinkler it has agreed to supply under section 4.05 of the Allied Agreement.

               B. MATERIAL FILINGS; MATERIAL LITIGATIONS; DEFAULT NOTICES. Pico agrees to supply Sinkler with the same information it has agreed to supply under Sections 4.06, 4.07 and 4.08 of the Allied Agreement.

     7.   NEGATIVE COVENANTS.

               A. As long as any of the Stock remains unredeemed, Pico agrees to the same negative covenants for the benefit of Sinkler that it has provided under sections 5.01, 5.02 and 5.05 of the Allied Agreement.

              B. As long as any of the Stock remains unredeemed and Sinkler has any unexercised Warrants, Pico agrees not to make any redemptions of common shares or dividend payments on the common shares unless Sinkler is given an opportunity to exercise its Warrants.

             C. As long as any of the Stock remains unredeemed, Pico agrees not to issue any preferred shares senior to, or of equal parity with, the Stock, or to make any cash payment of dividends on any preferred shares which are junior to the Stock if the amount of such cash dividends paid in any fiscal year is greater than the Equivalent Rate multiplied by the purchase price of such junior preferred shares. The term "Equivalent Rate" shall mean the prime rate of First Union Bank on the date of issuance of any such junior preferred shares plus 3.5%.

     8.   DEFAULT.

          A.      The following shall constitute events of default:

          (i) Failure to declare or pay any dividend on the Stock as required by this Agreement or the provisions of the Designation Statement.

          (ii) Breach of any affirmative or negative covenant; Pico will have 10 days to cure any violation of a financial covenant after notice of default from Sinkler and will have 30 days to cure any violation of a non-financial covenant after notice of default from Sinkler. Pico agrees to provide Sinkler with any notice of default which it provides under the Allied Agreement.

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         (iii)   Any representation or warranty made by Pico pursuant to
Section 4A hereof shall prove to have been untrue when made in any material respect.

          (iv) The occurrence of an event described in Section 7.04, 7.05, 7.06, or 7.07 of the Allied Agreement.

In addition to all other remedies it may have at law or in equity in the event of a Default as set forth above, which is not cured as herein provided, Sinkler shall have the unqualified right to demand the immediate redemption of the Stock, with which demand Pico agrees to immediately comply.



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     9.   LEGAL OPINIONS.

          A. Pico agrees to supply Sinkler with an opinion of the counsel, Messrs. Saul, Ewing, Remick and Saul, to the effect that:

          (i) Pico is a corporation duly incorporated and validly existing under the laws of the State of New York.

          (ii) The transaction set forth in this letter agreement and the execution of this Agreement have been duly authorized by the Board of Directors of Pico and do not violate any law or statute, by-law, agreement, covenant or understanding by which Pico is bound.

          B. Sinkler agrees to supply Pico with the opinion of its counsel, Messrs. Montgomery, McCracken, Walker & Rhoads, to the effect that:

          (i) The transaction set forth in this letter agreement and the execution of this letter agreement have been duly authorized by the Board of Directors of Sinkler; and the borrowing necessary to fund this transaction has likewise been duly authorized by the Board of Directors of Sinkler.

    10. CLOSING. Closing hereunder will take place simultaneously with Pico's closing of the Allied Transaction and simultaneously with the execution and delivery of this Agreement, at the offices of Messrs. Saul, Ewing, Remick & Saul, 3800 Centre Square West, Philadelphia, Pennsylvania.


                                        Sincerely,



                                       By:
                                           -----------------------
                                                Vice President

                                        Accepted and Agreed to:

                                        PICO PRODUCTS, INC.


                                       By:
                                           -----------------------
                                        Charles G. Emley, Jr., Chairman
                                        and Chief Executive Officer

Date:  ____________, 1997




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EXHIBIT A

                            PICO PRODUCTS, INC.

                   RESOLUTION OF THE BOARD OF DIRECTORS
                               APPROVING
                        THE DESIGNATION STATEMENT
            RELATING TO SERIES B REDEEMABLE PREFERRED SHARES


     WHEREAS, the Certificate of Incorporation of the Corporation authorizes the Corporation to issue a total of 500,000 series preferred shares, par value $.01 per share ("Preferred Shares"), which may be divided into one or more series as the Board of Directors may determine;

     WHEREAS, the Certificate of Incorporation of the Corporation expressly vests in the Board of Directors the authority to fix and determine the designations, powers, preferences, and rights, and the qualifications, limitations and restrictions thereof, of the Preferred Shares;

     WHEREAS, the Board of Directors has designated a series of the Corporation's Preferred Shares consisting of one thousand (1,000) shares designated as Series A Redeemable Preferred Stock (the "Series A Shares"), and one thousand (1,000) shares of such Series A Redeemable Preferred Shares have been issued by the Corporation;

     WHEREAS, it is deemed advisable to designate a second series of Preferred Shares consisting of 165 shares designated as Series B Redeemable Preferred Shares;

     NOW, THEREFORE, IT IS HEREBY RESOLVED, that pursuant to Paragraph THIRD of the Certificate of Incorporation of the Corporation, there be and hereby is authorized and created a series of Preferred Shares hereby designated as Series B Redeemable Preferred Shares, to consist of 165 shares having a par value of $0.01 per share, which series shall have the voting rights, designations, powers, preferences, relative and other special rights, and qualifications, limitations and restrictions set forth below:

     1. DESIGNATION. The designation of the series of Preferred Shares created hereby is Series B Redeemable Preferred Shares and the number of shares constituting such series is 165 (the "Series B Shares").

     2. RANK. The Series B Shares shall, with respect to dividend rights, rights on redemption and rights on liquidation, winding up and dissolution (collectively, the "Rights"), rank prior to all classes of common shares of the Corporation and to each other class of capital shares or series of Preferred Shares of the Corporation hereafter created which does not expressly provide that it ranks senior to or on a parity with the Series B Shares. The Series B Shares shall, with respect to all such Rights, be on parity with the Series A Shares.

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     3.   VOTING RIGHTS.  Except as otherwise provided by law, the holder of the Series B Shares shall not be entitled to vote on any matters with the holders of other voting capital shares.

    4. DIVIDENDS. Except as otherwise provided in this Paragraph 4, the holder of the Series B Shares shall not be entitled to receive dividends.

          A. GENERAL DIVIDEND OBLIGATIONS. When and as declared by the Board of Directors of the Corporation, the Corporation shall pay to the holders of the Series B Shares, out of the assets of the Corporation available for such payment of dividends under the New York Business Corporation Law, payable in preference and priority to any payment of any dividend on common shares of the Corporation, dividends at the times and in the amounts provided in this Paragraph 4. The Board of Directors of the Corporation shall declare and pay to the holder of Series B Shares dividends at the Dividend Rate described in Paragraph 4.C. below on a quarterly basis; provided that the Board of Directors may in its discretion postpone the declaration and payment of one or more quarterly dividends so long as dividends are declared and paid on at least an annual basis.

          B. CALCULATION OF DIVIDENDS. Dividends for each Series B Share will be calculated cumulatively on a quarterly basis at the rate and in the manner prescribed herein from and including the "Commencement Date" with respect to such Series B Shares to, but excluding, the date on which the Series B Shares are redeemed or the Liquidation Price has been received with respect to the Series B Shares, whether or not such dividends have been declared and whether or not there are (at the time such dividends are calculated or become payable or at any other time) profits, surplus or other funds of the Corporation legally available for the payment of dividends.

     For the purposes of this Subparagraph 4.B., the "Commencement Date" with respect to any Series B Share shall be deemed to be the date of issuance regardless of the number of times transfer of such Series B Share is made on the share records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such Series B Share (whether by reason of transfer of such Series B Share or for any other reason.)

          C. DIVIDEND RATE. Dividends payable on the Series B Shares shall be calculated cumulatively with respect to each quarter in which dividends are due on each Series B Share at a rate of 10% of the Liquidation Value per annum ("Dividend Rate"). To the extent not paid on the first day of each January, April, July, and October (each a "Dividend Reference Date"), an amount equal to all dividends which have been calculated on Series B Shares then outstanding during the quarterly period (pro rated for a shorter period as appropriate) ending on the day immediately preceding such Dividend Reference Date shall be added to the Redemption Price (as described in Paragraph 7 hereof) of such Series B Share and will remain a part thereof until (but only until) such dividends are paid. Any subsequent dividends which are paid to the holder of the Series B Shares in respect thereof shall, in all instances, be applied first to the

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payment of amounts of dividends which have been added on previous Dividend
Reference Dates to the Redemption Price until the Redemption Price of all Series B Shares shall be equal to the original Redemption Price, as adjusted, herein stated.

          D. FORM OF PAYMENT. The Dividend Rate shall be payable quarterly in cash or in common shares of the Corporation, as determined by the holders of a majority of the outstanding Series B Shares, by notice to the Corporation at least thirty (30) days prior to the applicable Dividend Reference Date. In the absence of such notice, it shall be presumed that the dividend for the applicable quarter shall be payable in cash. In the event that payment in the form of common shares is elected by the holders of the Series B Shares, the number of common shares issuable shall be determined by dividing the amount of the dividend by the average Market Value (as hereinafter defined) of the Corporation's common shares over the ten consecutive trading days ending on the trading day immediately prior to the Dividend Reference Date. "Market Value" shall mean the average of the high and low prices of the common shares, as reported in The Wall Street Journal, on the American Stock Exchange (or a similar consolidated transactions report for the exchange or other market on which the common shares is then trading, if not the American Stock Exchange) for the relevant date, or if no sales of common shares were made on such exchange on such date, the average of the high and low prices of such shares as reported in such composite transaction report for the preceding day on which sales of shares were made on such exchange. If the common shares are not listed on a national securities exchange at the time Market Value is to be determined, then Market Value shall be determined by the Board of Directors of the Corporation in good faith pursuant to such method as the Board of Directors deems appropriate and equitable. Under no circumstances shall the Market Value of a common share be less than its par value. All fractional shares shall be paid in cash.
All unpaid cash dividends shall be cumulative.

          E. PRIORITY. So long as any Series B Shares shall be outstanding, without the consent of the holders of a majority of the outstanding Series B Shares, the Corporation shall not declare or pay on the common shares of the Corporation any dividend whatsoever, whether in cash, property or otherwise, nor shall the Corporation make any distribution on the common shares, nor shall any common shares be purchased or redeemed by the Corporation or any subsidiary thereof, unless (i) all dividends to which the holders of Series B Shares have been entitled for all previous dividend periods shall have been paid or declared and a sum of money sufficient for the payment thereof set apart, and (ii) all Series B Shares which the Corporation was theretofore obligated to redeem in accordance with Paragraph 7 hereof shall have been redeemed.

      5. LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of Series B Shares then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount equal to one thousand dollars ($1,000.00) for each Series B Share outstanding (such amount, as it may be adjusted from time to time to give effect to any share splits or combinations, recapitalizations or other similar events, the "Liquidation Value") plus an

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amount equal to all accumulated but unpaid dividends thereon to the date fixed for the liquidation, dissolution or winding up, before any payment shall be made or any assets distributed to the holders of common shares. Except as provided in the preceding sentence, holders of Series B Shares shall not be entitled to any distribution in the event of liquidation, dissolution or winding up of the affairs of the Corporation. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the holders of the Series B Shares, then the holders of all such shares shall share ratably in accordance with the respective amounts to which the holders of outstanding Series B Shares would be entitled if all amounts payable thereon were paid in full. The liquidation payment with respect to each outstanding fractional Series B Share (if any) shall be equal to a ratably proportionate amount of the liquidation payment with respect to each outstanding Series B Share.

     6. CONVERSION. The Series B Shares shall not be convertible into or exchangeable for shares of any other series or class of shares of the Corporation.

     7.   REDEMPTION.  The Series B Shares shall be redeemable as follows:

          A. OPTIONAL REDEMPTION. The Series B Shares shall be redeemable, at the option of the Corporation, in whole or in part, at any time without penalty, at a redemption price equal to one thousand dollars ($1,000.00) per share (the "Redemption Price") plus an amount equal to all accumulated but unpaid dividends thereon to the date fixed for redemption.

          B. MANDATORY REDEMPTION. The Series B Shares shall be redeemed, out of funds legally available therefor, at the Redemption Price plus an amount equal to all accumulated but unpaid dividends thereon to the date fixed for redemption on the following dates and in the following amounts:

          All outstanding shares on or before September 28, 2000.

          C. REDEMPTION PROCEDURES. When the Corporation redeems the Series B Shares, the following procedures shall apply:

          (i) When less than all of the outstanding Series B Shares are being redeemed, the shares subject to redemption shall be determined in the sole discretion of the Corporation.

          (ii) Notice of redemption shall be given by first class mail, postage prepaid, mailed not less than 30 days nor more than 60 days prior to the date on which Series B Shares are to be redeemed (any such date, a "redemption date"), to the holder of record of the shares to be redeemed at such holder's address as the same appears on the share register of the Corporation. Such notice shall state: (a) the redemption date; (b) the redemption price; (c) the number of shares subject to redemption; and (d) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

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          (iii)  Notice having been mailed as aforesaid, from and after the redemption date (unless default shall be made by the Corporation in providing money for the payment of the redemption price of the shares called for redemption) said shares shall no longer be deemed to be outstanding and shall have the status of authorized but unissued Series B Shares, and shall not be reissued as Series B Shares, and all rights of the holder thereof as a shareholder of the Corporation (except the right to receive from the Corporation the redemption price) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the redemption price aforesaid.


















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